UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 333-120120-01

KIDOZ inc.

(Translation of registrant’s name into English)

Suite 220, 1685 West 4th Avenue

Vancouver, BC, V6J 1L8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits:

Exhibit Number	Description

Exhibit 99.1	Notice of Annual General Meeting of Shareholders to be held November 30, 2023

Exhibit 99.2	Management Information Circular dated October 5, 2023, relating to the Annual General Meeting of Shareholders to be held November 30, 2023

Exhibit 99.3	Proxy Card relating to Annual General Meeting of Shareholders

Exhibit 99.4	Notice of Availability of Proxy Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIDOZ INC.
(Registrant)

Date : October 5, 2023	By:	/s/ J. M. Williams
J. M. WILLIAMS,
CEO